                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                           FOUNTAIN OIL INCORPORATED
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   35075K101
                   -----------------------------------------
                                (CUSIP Number)


 JOHN T. CLARKE, 29 CHESHAM PLACE, LONDON SW1X 8HL ENGLAND, 011-44-71-235-2295
 -----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  MAY 4, 1995
                  -------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Einar Bandlien

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      179,968
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
BENEFICIALLY          -0-
  OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          179,968

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          179,968

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.71%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 2 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Herbert Roy Bichan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          British

                  7.  SOLE VOTING POWER
                      18,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          18,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .17%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 3 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fiona Keay Bichan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          British

                  7.  SOLE VOTING POWER
                      30,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          30,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .29%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 4 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Arild Boe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
          AF/OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      132,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          132,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          132,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.26%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 5 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John Thomas Clarke

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          British

                  7.  SOLE VOTING POWER
                      85,450
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          85,450

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          85,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .81%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 6 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Arnfin Haavik

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      168,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          168,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          168,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.60%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 7 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Svein E. Johansen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      175,161
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          175,161

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          175,161

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.67%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 8 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Oistein Nyberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      176,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          176,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          176,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.67%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 9 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Ase Moe Torvanger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      132,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          132,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          132,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.26%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 10 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Olve Torvanger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      36,000
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          36,000

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          36,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .34%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 11 of 19 Pages

CUSIP No. 35075K101
          ---------

                                      13D

1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Nils N. Trulsvik

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Norwegian

                  7.  SOLE VOTING POWER
                      202,900
  NUMBER OF
   SHARES         8.  SHARED VOTING POWER
 BENEFICIALLY         -0-
   OWNED BY
EACH REPORTING    9.  SOLE DISPOSITIVE POWER
 PERSON WITH          202,900

                  10. SHARED DISPOSITIVE POWER
                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          202,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.93%

14.  TYPE OF REPORTING PERSON
          IN

                              Page 12 of 19 Pages

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D


          This Amendment No. 1 to Schedule 13D updates information concerning persons (the "Reporting Persons") who filed a Schedule 13D dated August 17, 1994 ("1994 Schedule") with respect to the securities of Electromagnetic Oil Recovery, Inc. and terminates the existence of the group identified in the 1994 Schedule.

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D relates to the Common Stock, $.10 par value, of Fountain Oil Incorporated, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1400 Broadfield, Suite 200, Houston, Texas 77084. The Company is the successor registrant to Electromagnetic Oil Recovery, Inc. an Oklahoma corporation ("EORI"). Effective December 16, 1994, EORI changed its name and state of incorporation from Oklahoma to Delaware by merging into the Company. In connection with such merger, the Company effected a 1-for-25 reverse stock split of its outstanding shares of Common Stock. The information set forth in this Amendment No. 1 to
Schedule 13D has been adjusted to give affect to such reverse stock split.


Item 2.   Identity and Background
          -----------------------

          The following information is provided with respect to the Reporting Persons.

     Einar Bandlien
     --------------

          Occupation:         Vice President and Director, Fountain Oil
                              Incorporated

          Address:            Bleikerveien 17
                              1370 Asker, Norway

          Citizenship:        Norwegian

                              Page 13 of 19 Pages

     Arnfin Haavik
     -------------

          Occupation:         Executive Vice President and Chief Financial
                              Officer, Fountain Oil Incorporated

          Address:            29 Chesham Place
                              London, England
                              SW1X 8HL

          Citizenship:        Norwegian


     Svein E. Johansen
     -----------------

          Occupation:         Executive Vice President, Fountain Oil
                              Incorporated

          Address:            Bleikerveien 17
                              1370 Asker, Norway

          Citizenship:        Norwegian


     Oistein Nyberg
     --------------

          Occupation:         President and Chief Executive Officer, Fountain
                              Oil Incorporated

          Address:            29 Chesham Place
                              London, England
                              SW1X 8HL

          Citizenship:        Norwegian


     Nils N. Trulsvik
     ----------------

          Occupation:         Executive Vice President and Director, Fountain
                              Oil Incorporated

          Address:            Bleikerveien 17
                              1370 Asker, Norway

          Citizenship:        Norwegian


     Herbert Roy Bichan
     ------------------

          Occupation:         Business Consultant

          Address:            33 Allanson Road
                              Rhos-on-Sea
                              Colwyn Bay
                              Clwyd
                              North Wales LL28 4HL
                              United Kingdom

          Citizenship:        British


                              Page 14 of 19 Pages

     Fiona Keay Bichan
     -----------------

          Occupation:         Health Visitor

          Address:            33 Allanson Road
                              Rhos-on-Sea
                              Colwyn Bay
                              Clwyd
                              North Wales LL28 4HL
                              United Kingdom

          Citizenship:        British


     Arild Boe
     ---------

          Occupation:         Managing Director, Petec A/S
                              (reservoir consultants)

          Address:            Gamle Forusvei 17
                              4000 Stavanger
                              Norway

          Citizenship:        Norwegian


     John Thomas Clarke
     ------------------

          Occupation:         Chairman, Specialized Health
                              Products, Inc.

          Address:            29 Chesham Place
                              London SW1X 8HL

          Citizenship:        British


     Ase Moe Torvanger
     -----------------

          Occupation:         Director, National Council of
                              Norwegian Heritage

          Address:            Otto Blehrsvei 34
                              1315 Nesoeya
                              Norway

          Citizenship:        Norwegian


     Olve Torvanger
     --------------

          Occupation:         Director, PGS A/S
                              (seismic contractor)

          Address:            Otto Blehrsvei 34
                              1315 Nesoeya
                              Norway

          Citizenship:        Norwegian



                              Page 15 of 19 Pages

     During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Each of Einar Bandlien, Fiona Bichan, John T. Clarke, Arnfin Haavik, Svein Johansen, Oistein Nyberg, Ase Torvanger and Nils Trulsvik has agreed to transfer two units, each unit consisting of 4,000 shares of the Company's Common Stock and warrants to purchase 2,000 shares of the Company's Common Stock, at a price representing the transferor's cost of $4,500 per unit, to Arild Boe. Mr. Boe paid for such units by delivering a promissory note dated May 4, 1995 in the principal amount of $9,000 to each transferor. The form of promissory note is filed as Exhibit 2 hereto and is hereby incorporated herein by reference.


Item 4.   Purpose of Transaction
          ----------------------

          As stated in the 1994 Schedule, the Reporting Persons acted together for the purpose of acquiring securities of the Company and obtaining representation on the Company's Board of Directors. Certain of the Reporting Persons have since become officers and directors of the Company. See Item 2 hereof. Since the purposes for which the group was formed have been accomplished, the group is now disbanded.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

                     Common     Warrants   Options     %
Name (1)             Stock        (2)        (3)      (4)
- -----------------    ------     --------   -------   -----
Einar Bandlien       91,968      44,000     44,000    1.71
Fiona Bichan         20,000      10,000        --      .29
Herbert R. Bichan    12,000       6,000        --      .17
Arild Boe            88,000      44,000        --     1.26
John T. Clarke       13,450       4,000     68,000     .81
Arnfin Haavik        88,000      44,000     36,000    1.60
Svein E. Johansen    91,161      44,000     40,000    1.67
Oistein Nyberg       88,000      44,000     44,000    1.67
Ase Moe Torvanger    88,000      44,000        --     1.26
Olve Torvanger          --          --      36,000     .34
Nils N. Trulsvik     98,900(5)   44,000     60,000    1.93
- -----------

(1) Except as set forth in Note 5, each person has sole power to vote and to dispose of his or her securities. Each of Ase Moe Torvanger and Olve Torvanger, and Fiona Bichan and Herbert Roy Bichan, are wife and husband; each such person's holdings do not include his or her spouse's holdings.

                              Page 16 of 19 Pages

(2)  The warrants are exercisable for $1.50 per share until November 3, 1997.

(3) The options are exercisable for $1.50 per share until August 17, 1999, but only so long as the optionee is providing, or within six months of exercise has provided, services to the Company as an officer, director, employee, consultant or advisor.

(4) The percentage owned by each person was determined by dividing (i) the aggregate of the Common Stock, warrants and options owned by such person by
     (ii) the sum of (a) 10,428,731 (the shares of Common Stock outstanding as of May 31, 1995 as advised by the Company) and (b) the number of warrants and options held by such person.

(5) Includes 8,000 shares owned by Mr. Trulsvik's sons, as to which shares Mr. Trulsvik disclaims beneficial ownership.


     See Item 3 for a description of transactions in the Company's Common Stock during the past 60 days. In addition, on each of March 16, 1995 and April 7, 1995, Mr. Trulsvik transferred 4,000 shares to his sons as a gift.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          See Item 3 hereof.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The following are filed as Exhibits hereto:

          1. Agreement regarding joint filing is contained on the signature page hereof.

          2.   Form of Promissory Note executed by Arild Boe.

                              Page 17 of 19 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. I agree that this Schedule 13D is filed on behalf of each of the undersigned.

July 10, 1995




/S/ Einar Bandlien                  /S/ Svein E. Johansen
- ------------------------------      -------------------------------
Einar Bandlien                      Svein E. Johansen



/S/ Arild Boe                       /S/ Oistein Nyberg
- ------------------------------      -------------------------------
Arild Boe                           Oistein Nyberg


/S/ Ase Moe Torvanger               /S/ Olve Torvanger
- ------------------------------      -------------------------------
Ase Moe Torvanger                   Olve Torvanger



/S/ Arnfin Haavik                   /S/ Nils N. Trulsvik
- ------------------------------      -------------------------------
Arnfin Haavik                       Nils N. Trulsvik



/S/ Fiona Keay Bichan               /S/ John T. Clarke
- ------------------------------      -------------------------------
Fiona Keay Bichan                   John T. Clarke



/S/ Herbert Roy Bichan
- ------------------------------
Herbert Roy Bichan

                              Page 18 of 19 Pages

                                   LOAN NOTE


     This Loan Note records the debt of a principal amount of USD 9,000 ("the Debt") owed by Arild Boe of Foeroygata 49, 4009 Stavanger, Norway to *

     The Debt shall carry interest at the rate of 10% per annum with effect from 16th August, 1994 and such interest shall be paid upon repayment of the Debt.

     The Debt shall be secured by 8,000 shares of Common Stock and warrants to purchase 4,000 shares of Common Stock at USD 1.50 per share in Fountain Oil Incorporated ("the pledged securities").

     The Debt together with accrued interest shall be repaid no later than 31st December, 1996 or, if earlier, upon sale of the pledged securities.


Signed by:          /S/ Arild Boe
                    -------------------------
                    Arild Boe


Dated:                4 May 1995
                    -------------------------


*    Einar H. Bandlien of Solvangveien 30, 1370 Asker, Norway.

     Arnfin Haavik of Bastadryggen 20, 1370 Asker, Norway.

     John Clarke of 4 Butterworth Gardens, Monkhans Grove, Woodford Green, Essex 1G8 0BJ, England.

     Oinstein Nyberg of Nedre Varden 14, 4050 Sola, Norway.

     Olve Torvanger of Otto Blehrs vei 34, 1315 Nesoya, Norway.

     Svein E. Johansen of Hemingveien 12 B, 0385 Oslo, Norway.

     Fiona Bichan, 33 Allanson Road Rhos-on-Sea, Colwyn Bay, Clwyd, North Wales LL28 4HL, England.

     Nils N. Trulsvik of Oscarsgate 79, 0256 Oslo, Norway.



                                   EXHIBIT 2

                              Page 19 of 19 Pages